United States securities and exchange commission logo





                            September 25, 2020

       Michael Nessim
       Chief Executive Officer
       Kingswood Global Holdings Inc.
       17 Battery Place, Room 625
       New York, NY 10004

                                                        Re: Kingswood Global
Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
31, 2020
                                                            CIK No. 0001823086

       Dear Mr. Nessim:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary
       Business Combination Process, page 14

   1. We note you disclose here and on page 92 that your sponsors and officers and directors may sponsor or form
other special purpose acquisition companies similar to yours or may pursue other business
or investment ventures during the period in which you are seeking an initial business
combination. However, you disclose on page 54 that members of your management team have
agreed not to participate in the formation of, or become an officer or director of, any
other special purpose acquisition company with a class of securities registered under the
Exchange Act, until you have entered into a definitive agreement regarding your initial
business combination or have failed to complete your initial
 Michael Nessim
FirstName
KingswoodLastNameMichael    Nessim
           Global Holdings Inc.
Comapany 25,
September NameKingswood
              2020         Global Holdings Inc.
September
Page 2    25, 2020 Page 2
FirstName LastName
         business combination within 24 months after the closing of this offering. Please revise to reconcile this discrepancy.
Founder shares, page 20

2. Please explain how you determined you would need only 3,187,501, or 21.25%, of the 15 million public shares sold in this offering to be voted in favor of an initial business combination. In this regard, we note you disclose that the holders of your founder shares have agreed to vote any shares held by them in favor of your initial business combination and that if you seek stockholder approval you will complete your initial business combination only if a majority of the outstanding shares of common stock are voted in favor of the initial business combination.
Limited payments to insiders, page 33

3. We note your disclosure that a one-time payment of $35,000 will be made to each of Mr.
         Roth, Ms. Roth and Ms. O'Connell, and if made prior to the initial business combination, will be made from funds held outside the trust account. We also note that such payments are not reflected in the Use of Proceeds section. Please revise to disclose the anticipated source of such funds.
Summary Financial Data, page 35

4. You disclose that you present your summary financial data on an actual basis and "as adjusted" basis, however it does not appear that you have provided the "as adjusted"
         presentation. Please revise your disclosure to include a separate
as-adjusted    column
         with corresponding notes explaining how you determined the amounts presented in this column.
Principal Stockholders, page 126

5. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by the entities listed in your principal stockholders table.
Underwriting, page 154

6. We note your disclosure that Mr. Roth serves on the board of directors of Oppenheimer
         & Co., Inc. We also note that Oppenheimer & Co., Inc. is the underwriter in this offering. Please describe this relationship in the Underwriting section, or tell us why you do not believe that Oppenheimer & Co., Inc. has a material relationship with the registrant. Refer to Item 508 of Regulation S-K.
General

7. We note you disclose on the prospectus cover page and on page 126 that your sponsor is Kingswood Global Sponsor LLC. We also note that you have defined "sponsor" as
 Michael Nessim
Kingswood Global Holdings Inc.
September 25, 2020
Page 3
      Kingswood Global Sponsor LLC. However, you also disclose on pages 5 and 9-11 that your sponsors are KPI (Nominees) Limited and Pollen Street Capital Group. Please
      advise or revise. To the extent KPI (Nominees) Limited and Pollen Street Capital Group
      are affiliates of Kingswood Global Sponsor LLC, please clarify their relationship and roles. In that regard, we note you disclose on page 13 that you have agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of your two principal sponsors, KPI and Pollen Street.
       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig,
Arakawa, Accounting Branch Chief, at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Nessim
                                                          Division of
Corporation Finance
Comapany NameKingswood Global Holdings Inc.
                                                          Office of Energy &
Transportation
September 25, 2020 Page 3
cc:       Christopher Zochowski
FirstName LastName